UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-14479

(Check One):
  Form 10-K   Form 20-F   Form 11-K      Form 10-Q    Form N-SAR      Form N-CSR

For Period Ended:	December 31, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Full Name of Registrant:

Former Name if Applicable:
SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste, Sala 702-A

Address of Principal Executive Office (Street and Number):
70714-000 Brasilia-DF, Brazil

City, State and Zip Code:

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

1.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

2.
The subject annual report, semi-annual report, transition report on Form 10- K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

3.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Tele Norte Celular Participações S.A. (the “Registrant”) respectfully informs the Commission that it has been delayed in filing its annual report on Form 20-F for the fiscal year ended December 31, 2005, for the reason outlined below.

The Registrant’s two principal indirect shareholders – Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA – are engaged in litigation against Banco Opportunity and its affiliates (“Opportunity”), former managers of both shareholders, over management of both the Registrant, a holding company, and its operating company, Amazônia Celular S.A. (the “Operating Company”).

Currently, Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA, together with other indirect shareholders (other than Opportunity), have directed the appointment of the board of directors and management of the Registrant, and Opportunity has appointed the board of directors and management of the Operating Company. The Registrant is attempting to replace the Operating Company’s board of directors and management.

In accordance with the Registrant’s internal procedures, the Registrant has prepared a draft annual report with the Operating Company, and this draft annual report was submitted by the annual report working group to the Registrant’s senior management. However, as a result of the Registrant’s attempt to replace the Operating Company’s board of directors and management, the Operating Company has denied the Registrant access to certain documents, personnel and information that is required for the preparation, certification and filing of the Registrant’s annual report.

Because of the above, the Registrant is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2005. The Registrant is trying to resolve the conflict that is causing the late filing of its annual report through judicial and other means. Currently, it is impossible for the Registrant to predict how or when the conflict between shareholders will be resolved, or when sufficient access to documents, personnel or information at the Operating Company will be available to the Registrant to allow it to file its annual report.

     PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Oscar Thompson	_(011 55 61) (3429-5620)

(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 3, 2006	By: /s/ Oscar Thompson
Name: Oscar Thompson
Title: Chief Executive Officer